Exhibit 99.1

NEWS RELEASE

Uroplasty and Vision-Sciences to Merge, Creating Innovative Medical Device Company Positioned for Growth

All-Stock Combination Creates New Company with

Expanded Product Offerings in Urology

Conference Call Today at 11:00 AM EST

MINNEAPOLIS, MN & ORANGEBURG, NY, December 22, 2014 – Uroplasty, Inc. (NASDAQ: UPI) and Vision-Sciences, Inc. (NASDAQ: VSCI) entered into a definitive merger agreement under which the two companies will combine in an all-stock transaction to create a new company expected to generate revenue of approximately $50 million for the fiscal year beginning April 1, 2015.

Under the terms of the agreement, which was unanimously approved by the boards of directors of both companies, each outstanding share of Uroplasty’s common stock will be exchanged for 3.6331 shares of Vision-Sciences’ common stock. Upon completion of the merger, Uroplasty shareholders will own 62.5% of the shares of the combined company on a fully-diluted basis, and Vision-Sciences shareholders will own 37.5%.’’1

Following the closing of the transaction, which is expected to occur during the first half of 2015, the combined company will conduct business as Cogentix Medical, Inc. (NASDAQ: CGNT). The combined company will have its U.S. headquarters in Minnetonka, MN, where Uroplasty’s current headquarters is located. Cogentix Medical will be led by Rob Kill, who will become President and Chief Executive Officer; Brett Reynolds, who will become Chief Financial Officer; and Darin Hammers, who will become Senior Vice President of Global Sales and Marketing. Cogentix Medical’s board of directors will be comprised of the five representatives from Uroplasty’s existing board and three representatives from Vision-Sciences’ existing board.

The merger of Uroplasty and Vision-Sciences will create a medical device company positioned for growth with proprietary, innovative technologies serving the urology market.  In addition to the minimally-invasive Urgent PC and Macroplastique product lines, Uroplasty’s 44 person U.S. sales organization, along with Vision-Sciences’ 12 person U.S. sales organization, will aggressively market Vision-Sciences’ proprietary EndoSheath technology platform. Internationally, the combined company’s products will be sold through Uroplasty’s eight direct sales representatives as well as the current distributors of both companies.

EndoSheath Endoscopy, which combines state-of-the-art endoscopic technology with a sterile, disposable microbial barrier, provides practitioners and healthcare facilities with a solution to meet the growing need for safe, efficient, and cost-effective flexible endoscopy. In addition to the combined company’s increased presence in urology, the combination of the two companies will provide a platform for growth in other specialties that currently perform endoscopic procedures in hospitals and physician offices, which represents an addressable market opportunity of over $1.3 billion.

“We believe that the combination of Uroplasty and Vision-Sciences will increase our sales team’s effectiveness in the urology market and accelerate the growth of the combined company,” said Rob Kill, President and CEO of Uroplasty. “We are confident that offering Vision-Sciences’ urology product lines to our core urology customer base will also make us more meaningful and valuable to those customers. At the same time, we expect that the increased focus by care providers on endoscopic efficiency and prevention of cross-contamination creates significant growth opportunity for Vision-Sciences’ EndoSheath technology in adjacent markets such as ENT and pulmonology. With more than five million units sold and zero reported cases of cross contamination, we believe that EndoSheath products will be the standard of care for endoscopic applications, and our team fully intends to turn this efficacy leadership into market leadership. We look forward to working with the Vision-Sciences’ team to enhance shareholder value through this combination.”

Lewis C. Pell, Chairman of Vision-Sciences, commented, “During the past several months as we have evaluated the combination of our two companies, we have been thoroughly impressed by Uroplasty’s senior management team and distribution platform. They achieved notable growth with the Urgent PC system, and we believe under Uroplasty’s leadership, that our shareholders have the best opportunity to generate value through maximizing the global market potential for the combined company’s product lines and proprietary technology.”

1 Excludes shares of Vision-Sciences’ common stock issuable upon the conversion of convertible promissory notes, and the exercise of warrants, held by Lewis C. Pell, Vision-Sciences’ Chairman. These notes and warrants have been amended in connection with the merger, as described below.

Financial Highlights

Cogentix Medical expects revenue growth between 11% - 14% in its first fiscal year beginning on April 1, 2015. Once the existing Uroplasty sales team is fully trained on the Vision-Sciences’ product line, the new company is expected to achieve sustainable annual revenue growth of 15% beginning with its second fiscal year.

Structure

The transaction is expected to qualify as a tax free reorganization under the Internal Revenue Code. The transaction is subject to customary closing conditions, including approval of the shareholders of each of Uroplasty and Vision-Sciences. In connection with this transaction, the convertible promissory notes held by Mr. Pell will be amended. The maturity date of the amended notes will be five years from the date of the closing the merger, and interest accrued under the notes shall be calculated quarterly and payable on the maturity date or upon repayment or conversion of all or any portion of the principal.  In addition, the notes will not be convertible until the third anniversary of the closing, except in a change in control or if the Company decides to prepay the notes.  Vision-Sciences and Mr. Pell also agreed to extend the period during which he may exercise his warrants, which will be exercisable starting on the third anniversary of the closing  and ending on the later of the maturity date of the convertible promissory notes or the date on which the notes are converted or paid in full.  The warrants would also be exercisable in the event of a change in control.

The named executive officers and directors of each company, representing approximately 4.2% and 39.1% of Uroplasty’s and Vision-Sciences' outstanding common stock respectively, evidenced their support by entering into voting agreements to vote in favor of the transaction.

About Vision-Sciences

Based in Orangeburg, New York, Vision-Sciences, Inc. designs, develops, manufactures and markets products for flexible endoscopy. The company's unique product lines feature a streamlined visualization system and proprietary sterile disposable microbial barrier, known as EndoSheath technology, providing users with efficient and cost effective endoscope turnover while enhancing patient safety. For more information on Vision-Sciences and its products, please visit Vision-Sciences, Inc. at www.visionsciences.com.

About Uroplasty

Uroplasty, Inc., headquartered in Minnetonka, Minnesota, with wholly-owned subsidiaries in The Netherlands and the United Kingdom, is a global medical device company that develops, manufactures and markets innovative proprietary products for the treatment of voiding dysfunctions. Uroplasty’s focus is the continued commercialization of its Urgent® PC Neuromodulation System, which Uroplasty believes is the only commercially available, FDA-cleared device that delivers percutaneous tibial nerve stimulation (PTNS) for the office-based treatment of overactive bladder (OAB). OAB is a chronic condition that affects approximately 42 million U.S. adults. The symptoms include urinary urgency, frequency and urge incontinence. Uroplasty also offers Macroplastique®, an injectable urethral bulking agent for the treatment of adult female stress urinary incontinence primarily due to intrinsic sphincter deficiency. For more information on Uroplasty and its products, please visit Uroplasty, Inc. at www.uroplasty.com.

Advisors

In connection with this transaction, Piper Jaffray is acting as exclusive financial advisor to Uroplasty. Leerink Partners is acting as exclusive financial advisor to Vision-Sciences.  Oppenheimer Wolff & Donnelly LLP is acting as counsel for Uroplasty, and Royer Cooper Cohen Braunfeld LLC is acting as counsel for Vision-Sciences.

Conference Call and Webcast

Uroplasty and Vision-Sciences management will hold a conference call for investors on December 22, 2014, beginning at 11:00 AM U.S. Eastern Standard Time. This call can be accessed in three ways:

■	By internet: Under the “Investors” tabs at the Uroplasty website at www.uroplasty.com and Vision-Sciences website at www.visionsciences.com.

■

By telephone: For both “listen-only” participants and those who wish to take part in the question-and-answer portion of the call, the telephone dial-in number in the U.S. is (888) 806-6230. For participants outside the U.S., the dial-in number is (913) 312-0398. The access code for all callers is 2077980.

■

Through an audio replay: A replay of the call will be available beginning at 2:00PM U.S. Eastern Standard Time on December 22, 2014, and ending at 2:00PM U.S. Eastern Standard Time on January 13, 2015. The dial-in number for U.S. participants is (888) 203-1112. For participants outside the U.S., the replay dial-in number is (719) 457-0820. The replay access code for all callers is 2077980.

For Further Information

Uroplasty, Inc.

Brett Reynolds, SVP and CFO

(952) 426-6152

EVC Group

Doug Sherk/Brian Moore (Investors)

(415) 652-9100/(310) 579-6199

Janine McCargo (Business Media)

(646) 688-0245

Cautionary Statements Related to Forward-Looking Statements

This press release includes forward-looking statements.  These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning.  Forward-looking statements in this press release include, but are not limited to, statements about the benefits of the transaction; expected revenue growth rates; the expected timing of the completion of the transaction; and the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services.  Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement.  Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Uroplasty shareholders and Vision-Sciences shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of either company’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Uroplasty and Vision-Sciences may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on each company’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; and the risks identified under the heading “Risk Factors” in Uroplasty’s Annual Report on Form 10-K, for the fiscal year ended March 31, 2014, filed with the Securities and Exchange Commission (“SEC”) on June 9, 2014, and Vision-Sciences’ Annual Report on Form 10-K for the fiscal year ended March 31, 2014, filed with the SEC on May 30, 2014, as well as both companies’ subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC. Uroplasty and Vision-Sciences caution investors not to place considerable reliance on the forward-looking statements contained in this press release.  You are encouraged to read Uroplasty’s and Vision-Sciences’ filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this release, and Uroplasty and Vision-Sciences undertake no obligation to update or revise any of these statements.  Uroplasty’s and Vision-Sciences’ businesses are subject to substantial risks and uncertainties, including those referenced above.  Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Important Additional Information About This Transaction and Where to Find It

In connection with the proposed merger, Vision-Sciences plans to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Uroplasty and Vision-Sciences that also constitutes a prospectus of Vision-Sciences. Uroplasty and Vision-Sciences will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Uroplasty and Vision-Sciences with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Uroplasty and Vision-Sciences. Requests for copies of the joint proxy statement/prospectus and other documents filed by Uroplasty with the SEC may be made by contacting Brett Reynolds, Senior Vice President, Chief Financial Officer by phone at (952) 426-6152 or by email at brett.reynolds@uroplasty.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Vision-Sciences may be made by contacting Gary Siegel, Vice President, Finance by phone at (845) 848-1085 or by email at gary.siegel@visionsciences.com.

Uroplasty, Vision-Sciences, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Uroplasty’s and Vision-Sciences’ respective shareholders in connection with the proposed transaction. Information about the directors and executive officers of Uroplasty and their ownership of Uroplasty stock is set forth in Uroplasty’s annual report on Form 10-K for the fiscal year ended March 31, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on July 22, 2014. Information regarding Vision-Sciences’ directors and executive officers is contained in Vision-Sciences’ annual report on Form 10-K for the fiscal year ended March 31, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on June 17, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Uroplasty and Vision-Sciences may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Uroplasty and Vision-Sciences shareholders will be included in the joint proxy statement/prospectus filed with the SEC.

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